PACIFIC NORTH WEST CAPITAL CORP. DIRECTOR RESIGNATION

December 12, 2013, Vancouver, B.C. – Pacific North West Capital Corp. (“the Company”) (TSX.V: PFN, OTCQX: PAWEF, FRANKFURT: P7J) announces the resignation of Linda Holmes as a director of the Company.  The Board wishes to thank Ms. Holmes for her services to the Company and wishes her success in her future endeavors.

About Pacific North West Capital Corp.

Pacific North West Capital is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option/joint venture its projects to partners for funding through to production. PFN is focused on the discovery, exploration and development of PGM and nickel‐copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company's key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. River Valley is one of the largest undeveloped primary PGM projects in Canada. PFN also has PGM and nickel‐copper projects in Alaska. The Company continues to evaluate PGM and nickel‐copper properties and projects in North America for potential acquisition opportunities.

On Behalf of the Board of Directors

Harry Barr
Chairman and CEO

For further Information, contact: Tel: +1.604.685.1870 Fax: +1.604.685.8045
Email: info@pfncapital.com, or visit www.pfncapital.com
650 - 555 West 12th Avenue, Vancouver, B.C., Canada, V5Z 3X7

Neither the TSX nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.